FORM 4
                                                                                                    --------------------------------
[ ] CHECK THIS BOX IF NO LONGER                                                                              OMB APPROVAL
    SUBJECT TO SECTION 16. FORM 4 OR                                                                --------------------------------
    FORM 5 OBLIGATIONS MAY CONTINUE.                                                                OMB NUMBER:           3235-0287
    SEE INSTRUCTION 1(B).                                                                           EXPIRES:   SEPTEMBER 30, 1998
    (PRINT OR TYPE RESPONSES)                                                                       ESTIMATED AVERAGE BURDEN
                                                                                                    HOURS PER RESPONSE..........0.5
                                                                                                    --------------------------------
                                               U.S. SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                            STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
                         Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
------------------------------------------------------------------------------------------------------------------------------------
1. Name and Address of Reporting Person* 2. Issuer Name and Ticker or Trading Symbol         6. Relationship of Reporting
                                                                                                Person to Issuer
   Winokur, Herbert S., Jr.                 The WMF Group, Ltd. (WMFG)                         (Check all applicable)
--------------------------------------------------------------------------------------------
   (Last)   (First)   (Middle)           3. IRS or Social   4. Statement for Month/Year       [X] Director  [X] 10% Owner
                                            Security Number                                   [ ]Officer    [ ]Other
                                            of Reporting       January/1999                    (give title   (specify title
    30 East Elm Street                      Person                                                below)        below)
---------------------------------------     (Voluntary)
        (Street)
                                                                                                  ----------------------------
------------------------------------------------------------------------------------------------------------------------------------
    Greenwich  CT       06830                               5. If Amendment,    7. Individual or Joint/Group Filing
---------------------------------------                        Date of Original    (Check Applicable Line)
   (City)   (State)     (Zip)                                  (Month/Year)
                                                                                   [ ] Form filed by One Reporting Person
                                                                                   [X] Form filed by More than One Reporting Person
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                          TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
------------------------------------------------------------------------------------------------------------------------------------
1. Title of Security  2. Trans-   3. Trans-     4. Securities Acquired (A)        5. Amount of     6. Ownership Form:  7. Nature of
   (Instr.3)             action      action Code   or Disposed of (D)                Securities       Direct (D) or       Indirect
                         Date        (Instr. 8)    (Instr. 3,4 and 5)                Beneficially     Indirect (I)        Beneficial
                                                                                     Owned at End of  (Instr. 4)          Ownership
                         (Month/                                                     Month                                (Instr. 4)
                         Day/Year)
                                  -------------------------------------------------
                                     Code     V       Amount      (A) or (D) Price (Instr. 3 and 4)
------------------------------------------------------------------------------------------------------------------------------------

Common Stock, par value                                                      1-for-1
$0.01 per share (1)       1/14/99      C              727,194         A      (2)       1,563,206           D                 (3)
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Common Stock, par value                                                      1-for-1
$0.01 per share (1)       1/14/99      C               44,368         A      (2)          95,376           I                 (4)
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*If the form is filed by more than one reporting person, SEE Instruction 4(b)(v).                                    SEC 1474 (7/96)
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)

FORM 4 (continued)

  Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (E.G., puts, calls, warrants, options, convertible securities)

--------------------------------------------------------------------------------------
1. Title of    2. Conversion  3. Transaction     4. Transaction  5. Number of
   Derivative     or Exercise    Date               Code            Derivative
   Security       Price of       (Month/Day/Year)   (Instr. 8)      Securities
   (Instr. 3)     Derivative                                        Acquired (A)
                  Security                                          or Disposed
                                                                    of (D)


                                                --------------------------------------
                                                      Code    V    (A)      (D)
--------------------------------------------------------------------------------------
Class A
Preferred Stock (1) 1-for-1(2)   1/14/99               C                   727,194
--------------------------------------------------------------------------------------
Class A
Preferred Stock (1) 1-for-1(2)   1/14/99               C                    44,368
--------------------------------------------------------------------------------------

FORM 4 (continued)

          Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                   (E.G., puts, calls, warrants, options, convertible securities)

-----------------------------------------------------------------------------------------------------------
  6. Date            7. Title and Amount   8. Price of    9. Number of   10. Ownership     11. Nature of
     Exercisable        of Underlying         Derivative     Derivative      Form of           Indirect
     and Expiration     Securities            Security       Securities      Derivative        Beneficial
     Date               (Instr. 3 and 4)                     Beneficially    Security:         Ownership
     (Month/Day/Year)                                        Owned at        Direct (D) or     (Instr. 4)
                                                             End of          Indirect (I)
                                                             Month           (Instr. 4)
                                                             (Instr. 4)
 ------------------------------------------
                                Amount
  Date     Expir-               or
  Exer-    ation                Number
  cisable  Date        Title    of Shares
------------------------------------------------------------------------------------------------------------
  Immed.            Common Stock 727,194      $4.587 per           0              D                  (3)
                                   (2)         share
-----------------------------------------------------------------------------------------------------------
  Immed.            Common Stock  44,368      $4.587 per           0              I                  (4)
                                   (2)         share
-----------------------------------------------------------------------------------------------------------

Explanation of Responses:

1. Common Stock acquired and directly owned by Capricorn Investors II, L.P. ("Capricorn II") pursuant to conversion on January 14, 1999, of 727,194 shares of class A non-voting, convertible preferred stock, par value $.01 per share, of the Company ("Class A Preferred Stock") acquired at the closing of Stock Purchase Agreement dated as of October 16, 1998 and executed on December 31, 1998 among The WMF Group, Ltd. (the "Company"), Harvard Private Capital Holdings, Inc., Demeter Holdings Corporation ("Demeter"), Phemus Corporation ("Phemus") and Capricorn II (the "Stock Purchase Agreement").

2. The Class A Preferred Stock was converted into shares of Common Stock on a 1-for-1 basis on January 14, 1999, in accordance with the terms of the Certificate of Designations, Preferences and Rights of the Class A Preferred Stock.

3. Securities acquired and directly owned by Capricorn II. At January 31, 1999, Capricorn II held 1,563,206 shares of Common Stock, 0 shares of Class A Preferred Stock and 142,806 derivative securities of the Company. The 142,806 derivative securities directly owned by Capricorn II at January 31, 1999 consisted of (i) rights to acquire up to 132,806 Stand-By Shares pursuant to the Stand-By Purchase Agreement dated as of October 16, 1998 and executed on December 31, 1998 among the Company, Demeter, Phemus and Capricorn II (the "Stand-By Agreement"), (ii) rights to acquire 5,000 shares of Common Stock pursuant to an option granted to Capricorn II in 1997 (the "1997 Option"), and
(iii) rights to acquire 5,000 shares of Common Stock pursuant to an Option granted to Capricorn II in 1998 (the "1998 Option").

4. Securities beneficially owned by Mr. Winokur, who may be deemed to have a pecuniary interest in these securities owned by Capricorn II through Winokur Family Investors, LLC ("WFI"). WFI has limited partnership interests in Capricorn II and membership interests in Capricorn Holdings, LLC, the general partner of Capricorn II. WFI is controlled by Mr. Winokur and owned by Mr. Winokur and members of his immediate family. Other than with respect to 38,627 shares of Common Stock, and 3,526 derivative securities (such 3,526 derivative securities consisting of (i) rights to acquire up to 3,282 Stand-By Shares pursuant to the Stand-By Agreement, (ii) rights to acquire 122 shares of Common Stock pursuant to the 1997 Option, and (iii) rights to acquire 122 shares of Common Stock pursuant to the 1998 Option), Mr. Winokur disclaims beneficial ownership of the shares and derivative securities beneficially owned by WFI. Mr. Winokur has transferred his membership interests in Capricorn Holdings, LLC, and his limited partnership interests in Capricorn II, to WFI. Mr. Winokur is the Manager of Capricorn Holdings, LLC. In addition to his beneficial interest in the securities held by Capricorn II, Mr. Winokur may be deemed to have a pecuniary interest in 78,925 shares of Common Stock held directly by Capricorn Holdings, Inc. (formerly known as Winokur Holdings, Inc.) on January 31, 1999. Mr. Winokur is the President and sole shareholder of Capricorn Holdings, Inc.


                                                                                 /s/ HERBERT S. WINOKUR, JR.      FEBRUARY 10, 1999
                                                                                     -----------------------
                                                                                     Herbert S. Winokur, Jr.

**      International misstatements or omissions of facts constitute Federal
        Criminal Violations. SEE 18 U.S. C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient,

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.
                                                                                   Capricorn Investors, II, L.P.  FEBRUARY 10, 1999

                                                                                   By: Capricorn Holdings, LLC

                                                                                   /s/ HERBERT S. WINOKUR, JR.
                                                                                   -----------------------------
                                                                                   Name: Herbert S. Winokur, Jr.
                                                                                   Title: Manager

FORM 4 - ADDITIONAL REPORTING PERSON INFORMATION

1.       Name and Address of Additional Reporting Person:

         Capricorn Investors II, L.P.
         30 East Elm Street
         Greenwich, Connecticut  06830